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                              September 15, 2022

       Gaylon Morris
       Chief Executive Officer
       Sunworks, Inc.
       1555 Freedom Boulevard
       Provo, UT 84604

                                                        Re: Sunworks, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 11,
2022
                                                            File No. 001-36868

       Dear Mr. Morris:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for the Years Ended December 31, 2021 and 2020, page 34

   1. We understand from your disclosures on page 7 that you differentiate between residential and commercial
installations in reporting your operations, and between small and large commercial and public
works projects based on a 100kW threshold, as well as cycle times in describing the scope
or duration of your solar installation projects.

                                                        We note there was a
substantial shift in the relative significance of your residential and commercial
installations as a result of the April 8, 2021 acquisition of Solcius LLC, also that you appear to be
tracking the total number of installations and total solar capacity on your website, and that
you reference the metrics of residential solar segment originations, commercial solar energy
segment orders, and backlog in your earnings releases.
 Gaylon Morris
FirstName
Sunworks, LastNameGaylon   Morris
          Inc.
Comapany 15,
September NameSunworks,
               2022       Inc.
September
Page 2    15, 2022 Page 2
FirstName LastName
         We also note that your website presentation for the second quarter of 2022 includes a strategic update, including the time required to install residential solar systems, a shift towards direct sales channels, a shift in sourcing from third party distribution channels to manage supply chain constraints, price increases to offset inflationary pressures, and efforts to "execute against" multi-year high backlog in both segments.

         Please expand the disclosures in your annual report and subsequent interim reports as necessary to address any material financial effects associated with the efforts, concerns, and objectives identified in your strategic update, including the associated trends and uncertainties involving reasonably possible effects of the initiatives that you mention, and to clarify how these matters have evolved over the periods covered by each report.

         Please include meaningful measures of installation volumes for your residential and commercial installations for each period, such as the number of installations within a range or size class, or kilowatts or megawatts associated with completed installations, and address the relationship between costs and revenues associated with these categories of installations, including any reasonably possible changes that would have material effects, to comply with Item 303(b) and (b)(2) of Regulation S-K.

         Please discuss the composition of the backlog measures for each segment, in terms of the nature and duration of the underlying projects, reasons for installation delays, and the amount of time that you envision will be necessary to realize these amounts.
Financial Statements
Consolidated Statements of Operations, page F-2

2. We note that your cost of goods sold and gross profit measures do not appear to reflect depreciation and amortization expense, although details in Notes 6 and 9 on pages F-15,
         F-16 and F-17 seem to identify one or more components that would be attributable to cost of goods sold under generally accepted accounting principles (GAAP).

         SAB Topic 11:B provides an accommodation for presenting cost of goods sold apart from allocable depreciation and amortization expense, which generally requires a parenthetical notation of the excluded amounts, although it does not extend to measures of gross profit, which should reflect all costs of goods sold in accordance with GAAP.

         Tell us how you have evaluated the nature and use of your property and equipment, and the intangible assets, in determining whether the associated depreciation and amortization would be attributable to cost of goods sold. Also clarify how you are reporting the lease expenses and ROU amortization discussed in Notes 7 and 8 on pages F-15 and F-16, pertaining to your offices, warehouses, vehicles, and office equipment.

         Please submit any revisions to the presentation or incremental disclosures that you believe would adequately address or alleviate the concerns outlined above. Gaylon Morris
Sunworks, Inc.
September 15, 2022
Page 3
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-7

3. We understand from your disclosures on page 4, that in addition to sales and installations of power and storage systems, you also provide services in managing systems for your residential and commercial customers; and we see that on page F-7, you refer to revenues from commercial EPC services and for systems operations and maintenance.

         However, in Note 4 on page F-14 you limit your disaggregation of revenue to the categories of Residential, Commercial and Public Works. Tell us the reasons you have not differentiated between revenues from the sales of products, and revenues from the provision of services, either in the Statements of Operations, or in the disaggregation of revenues that is required by FASB ASC 606-10-50-5.

         Please explain how you considered such revenues, as well as the short term and long term projects within the commercial segment, in determining that the three categories that you have identified adequately depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, if this is your view.
4. We note that you report activity as "Cost of Goods Sold" on page F-3, although use the term "Cost of sales" when reporting the corresponding activity for the operating segments on page F-14. Please modify these captions as necessary to be consistent and representationally faithful of the underlying activity. If the measures reflect both costs of goods sold, and costs of services, this should be evident from the caption.
Note 5 - Operating Segments, page F-14

5. We note that you report depreciation and amortization for each reportable operating segment. Please expand your disclosures to include a measure of total assets for each segment, a reconciliation of segment assets to total consolidated assets, and if necessary, an explanation of the nature of any differences between the segment assets and consolidated assets, to comply with FASB ASC 280-10-50-22, 27, 29(c), and 30(c).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Mark Wojciechowski, Staff Accountant, at
(202) 551-3759
or Karl Hiller, Branch Chief, at (202) 551-3686 if you have any questions.



FirstName LastNameGaylon Morris                                 Sincerely,
Comapany NameSunworks, Inc.
                                                                Division of
Corporation Finance
September 15, 2022 Page 3                                       Office of
Energy & Transportation
FirstName LastName